UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 15, 2025 announcing the results of the registrant's annual general assembly.

Istanbul, May 15, 2025

Announcement Regarding the Results of the Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company pertaining to the year 2024, which was held on May 15, 2025:

•	The consolidated financial statements for the fiscal year 2024 were approved.

•	The Board Members were individually released from activities and operations of the Company pertaining to the year 2024.

•	The Board of Directors’ proposal regarding the amendments to the Company’s Articles of Association was approved.

•	The Board of Directors’ proposal to set the donation limit for 2025 at up to one percent (1%) of the Turkcell Türkiye segment revenue was approved, as per our Company’s consolidated annual financial statements for the previous fiscal year, prepared in accordance with the Capital Markets Board regulations.

•	The Board of Directors’ proposal regarding the amendments to Turkcell’s Donation Policy was approved.

•	It was resolved to maintain the current monthly net compensation of the Board of Directors, and to increase this compensation in line with the average wage increases carried out for the company’s employees.

•	The Board of Directors’ proposal regarding the appointment of Güney Bağımsız Denetim ve SMMM A.Ş. as the independent audit firm for auditing of the accounts and financials, pursuant to Turkish Commercial Code and the Capital Markets Legislation, and also for the sustainability assurance audit for the year 2025, was approved.

•	The share buyback program regarding the shares of Turkcell İletişim Hizmetleri A.Ş. was approved.

•	Following the voting of the Board of Directors’ decision regarding the agenda item on the distribution of the dividend for fiscal year 2024; the distribution of a dividend in a gross amount of TRY 8,000,000,000, equivalent to a gross dividend of TRY 3.6363636 (net TRY 3.0909091) per ordinary share with a nominal value of TRY 1, in two equal installments to the shareholders in cash on June 20, 2025 and December 26, 2025 in accordance with the announced dividend distribution table and dividend per share table, was approved.

•	Board Members were permitted to be active in areas falling within or outside the scope of the Company's operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code.

Herewith enclosed as an annex is the Dividend Distribution Table.

The minutes and the list of participants at the General Assembly are available in Turkish on our company website.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
1.8181818	1.5454545	20.06.2025
1.8181818	1.5454545	26.12.2025

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 15, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 15, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer